Room 4561
						  June 14, 2006

Guido DiGregorio
Chief Executive Officer
Communication Intelligence Corporation
275 Shoreline Drive, Suite 500
Redwood Shores, CA 94065

Re:	Form 10-K/A for Fiscal Year Ended December 31, 2005
	Filed March 31, 2006

Dear Mr. DiGregorio:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

10-KSB/A for the Fiscal Year Ended December 31, 2005

Consolidated Statement of Operation, page F-3

1. We note that you sell products and services to your customers.
Tell us how you considered the requirements of Rule 5-03 of Regulation S-X to disclose product and service revenues and their respective costs separately.

Note 1.  Nature of Business, Basis of Presentation & Summary of
Significant Accounting Policies

Revenue Recognition, page F-12

2. We note that the Company`s software license agreement may include upgrades, enhancements and post contract support (pcs). With regards to your multiple element arrangements, which include products and services please explain the following:
* Tell us how you account for arrangements that include product and technical support services (PCS). For instance, tell us if the product licenses are term licenses or perpetual licenses and tell us your accounting treatment for each.
* Tell us your basis for deferring revenue for upgrades and enhancements. Also, tell us how you determined VSOE of fair value for upgrades and enhancements.
* You indicate that VSOE of the fair value of each element is determined by the price charged for same element when sold separately or the price determined by management. Tell us how you determined VSOE of fair value for pcs. Refer to paragraph 10 of SOP 97-2.

Note 6.  Convertible Notes, page F-19

3. We note that you issued convertible notes and warrants in connection with financing in November 2004. Tell us how the Company considered whether the conversion right in the convertible debt represents an embedded derivative. That is any embedded derivative instrument must be analyzed under paragraphs 6 and 12 of SFAS 133. Also, tell us how the Company determined that the warrants and convertible debt meet the scope exception of paragraph 11(a). Provide us with your analysis using the conditions outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether the convertible debt and warrants should be classified in equity or as a liability. We refer you to Section II.B of our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf for guidance.
Also, please be advised that a beneficial conversion feature is not applicable when the conversion feature is bifurcated.

Other

4. It appears that you have previously filed registration statements on Form S-8. Please revise your Form 10-K to include a consent from your independent accountant that incorporates by reference this Form
10-K into the previously filed registration statement on Form S-8 in
November 6, 2000, if necessary.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481,
Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at
(202)
551-3730 if you have questions regarding these comments.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
Mr. Guido DiGregorio
Communication Intelligence Corporation
June 14, 2006
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